[SRZ LETTERHEAD]

December 24, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-0508

Re:	Susa Registered Fund, L.L.C.
(File number not yet assigned)

Ladies and Gentlemen:

On behalf of Susa Registered Fund, L.L.C. (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's Registration Statement on Form N-2 (the "Registration Statement"). The Fund is not registering its limited liability company interests ("Interests") under the Securities Act of 1933, as amended.

The Fund is registering under the 1940 Act as a closed-end, non-diversified, management investment company. The Fund's investment objective is capital appreciation. In pursuing this objective, the Fund seeks to maximize risk-adjusted absolute returns across the business cycle, regardless of market conditions. The Fund's investment adviser, Susa Fund Management LLP, will employ a value-oriented investment strategy that focuses on both long and short positions in equity securities of European companies.

Interests will be offered only to individuals or entities meeting the definition of an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended and a "qualified client" within the meaning of Rule 205-3 under the Investment Advisers Act of 1940, as amended.

Securities and Exchange Commission December 24, 2013 Page 2

Please call me at (212) 756-2149 with any comments on the Registration Statement or if you have any questions regarding this filing.

Thank you for your assistance regarding this matter.

Very truly yours,
/s/ Pamela Chen
Pamela Chen